FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2018 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On October 02, 2018, the Registrant and SRI International Announces they
Provide CMOS Imager Launched in NASA’s Parker Solar Probe Mission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 02, 2018	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and SRI International Provide CMOS Imager
Launched in NASA’s Parker Solar Probe Mission

Enabling the U.S. Naval Research Laboratory’s (NRL’s) two onboard telescopes to study the sun closer and with better resolution than before

NEWPORT BEACH and MENLO PARK, Calif. – October 2, 2018 – TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, and SRI International, an independent nonprofit research center, announce their collaboration on a high-performance CMOS imager for the U.S. Naval Research Laboratory (NRL). The imager is now part of NASA’s Parker Solar Probe mission heading closer to the sun than any other manmade object. In August 2018, Parker Solar Probe launched from Cape Canaveral Air Force Station, Florida to better understand how the sun affects our solar system.

The NASA spacecraft is carrying four instrument suites to characterize the dynamic region close to the sun.  One of those instruments, the NRL’s Wide-Field Imager for Solar Probe (WISPR), is the only imaging instrument and contains two coronagraph telescopes incorporating SRI’s active pixel CMOS detectors.  The CMOS imagers are 2k x 2k radiation-hardened sensors, designed and integrated into focal-plane arrays (FPAs) by SRI, built using TowerJazz’s advanced and customized 0.18um CMOS image sensor technology in its U.S. fab in Newport Beach, California.

These space-qualified CMOS sensors can capture high-resolution images of the sun’s atmosphere (or corona), including coronal mass ejections (CMEs) and solar wind. The images may provide a unique vantage point to help forecast space weather events that can have dramatic effects on communications, power and other essential technologies on Earth.

“It is exciting to see the launch of this advanced instrumentation to better understand our sun,” said John R. Tower, Ph.D., Technical Director, SRI International.  “We thank NRL for selecting us to supply this custom CMOS sensor and TowerJazz for their continued commitment to our aerospace product developments.”

TowerJazz’s breakthrough CMOS image sensor offering, together with its strong presence in the specialty imager market, its trusted support and legacy in serving U.S. aerospace and defense customers, provides an ideal manufacturing environment.

“TowerJazz has been working with SRI for several years to develop custom technology to support U.S. government imaging applications,” said Mike Scott, Director, TowerJazz USA Aerospace & Defense. “We are very pleased to see our teamwork take flight in this exciting endeavor by NASA. We value our collaboration with SRI to deliver this highly advanced CMOS imaging technology to NRL and we look forward to more joint success in the future.”

About SRI International
SRI International creates world-changing solutions making people safer, healthier, and more productive. SRI, a research center headquartered in Menlo Park, California, works primarily in advanced technology and systems, biosciences, computing, and education. SRI brings its innovations to the marketplace through technology licensing, spin-off ventures and new product solutions.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Lauri Julian | +1 949-280-5602 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
SRI International Contact: Dina Basin | +1 650-859-3845 | dina.basin@sri.com